SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

A new joint power plant utilising biofuels to be built at UPM’s Kaukas mill site in Lappeenranta

(UPM, Helsinki, May 8, 2007 at 10.00) - UPM, Pohjolan Voima and Lappeenrannan Energia owned by town of Lappeenranta have agreed to build a joint power plant at UPM’s Kaukas mill site in Lappeenranta, Finland. The total value of the investment is 244 million euros. The plant will start-up in spring 2010.

The plant will generate process heat as well as electricity for UPM’s Kaukas mills, and electricity and district heating for Lappeenrannan Energia Oy. Its heat power is equivalent of 385 MWTH. The plant’s energy sources are bark and forest energy i.e. logging residues, stumps and small wood from thinnings as well as peat.

“The new power plant will improve the security of energy supply to our Kaukas mills. It is also the latest example of UPM’s long term strategy to utilise biofuels in energy production. The new power plant is able to utilise efficiently all site derived biomass based side products,” explains Ms Anja Silvennoinen, UPM’s Senior Vice President, Energy.

The project will be carried out by a separate company Kaukaan Voima Oy, which is owned by Pohjolan Voima Oy (54%) and Lappeenrannan Energia Oy (46%). UPM has a 42% ownership in Pohjolan Voima.

“Pohjolan Voima has built several big bioenergy power plants, and we have recognised that acting together with Pohjolan Voima in joint power plant projects has been beneficial for all parties,” says Ms Anja Silvennoinen. “The latest example is Rauman Voima power plant which produces energy both for UPM’s Rauma mills and the town of Rauma. The same model we have used also in Kuusankoski, Ristiina, Savonlinna and Pietarsaari.”

The new power plant will replace the 30 year old steam power unit of Kaukas mills and majority of the energy generation capacity of Lappeenrannan Lämpövoima Oy’s 30 year old Mertaniemi power plant.

“The new joint power plant secures district heat supply for Lappeenranta citizens. The old Mertaniemi natural gas power plant will remain as a back-up capacity to balance load peaks,” describes Mr Reijo Lappalainen, Managing Director of Lappeenrannan Energia Oy on the importance of the new power plant.

For further information please contact:

Ms Anja Silvennoinen, Senior Vice President, Energy, UPM, telephone +358 204 150 733

Mr Raimo Särkelä, Vice President and General Manager, UPM, Kaukas,

telephone +358 204 154 548

Mr Reijo Kolehmainen, Managing Director, Lappeenrannan Energia Oy,

telephone +359 40 548 6360

Mr Jari Niemelä, Executive Vice President, Pohjolan Voima Oy, telephone +358 50 313 3416

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations